Kim Kaufman Esq. To Call Writer Directly: +1 212 909 3148 kim.kaufman@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

August 7, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karen Rossotto

Re:	NB Asset-Based Credit Fund
Registration Statement on Form N-2 (File Nos. 811-24037; 333-283996)

Dear Ms. Rossotto:

On behalf of NB Asset-Based Credit Fund, a Delaware statutory trust (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission regarding the Fund’s Registration Statement on Form N-2, filed on July 3, 2025 (File Nos. 811-24037; 333-283996) (the “Registration Statement”) and the draft comment response letter transmitted to Christina Fettig on August 8, 2025 (the “Draft Response Letter”) via telephone on July 23, 2025, July 29, 2025 and August 6, 2025 from Christina Fettig and Karen Rossotto of the Staff to the undersigned. The Fund is filing Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement concurrently hereto to respond to the Staff’s comments and make certain other changes.

For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Fund’s response. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund’s Prospectus or Statement of Additional Information (“SAI”) are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Disclosure Comments

1.	Comment: In connection with your response to Comment 12 of your response letter filed on July 3, 2025 (the “Response Letter”), with respect to the SPVs in whose securities the Fund invests, please disclose (i) if the SPVs will be leveraged, (ii) if the SPVs will incur management or other fees that would impact their investment returns and (iii) what type of SPV securities (i.e., debt or equity) the Fund will invest in.

Response: The Fund has added disclosure to the Amendment that the SPVs will be levered. and the Fund may invest in debt or equity SPV securities. The Fund notes that disclosure relating to the fees incurred by SPVs is already included in the Amendment under Risks—Effect of Fees and Expenses on Returns (Multiple Levels of Fees and Expenses) and disclosure stating the Fund may invest in debt or equity SPV securities is included in Investment Objective and Strategy (“Such securities may be issued in different tranches of debt and residual equity interests with different rights and preferences.”).

2.	Comment: The Staff notes that it does not necessarily agree with the Fund’s response to Comment 35 of the Response Letter.

Response: The Fund respectfully acknowledges this comment.

3.	Comment: With respect to Comment 38 of the Response Letter, please supplementally explain to the Staff what types of services fall under “consulting fees” under the Investment Advisory Agreement and how the Investment Advisory Agreement distinguishes between advice and consulting services for purposes of determining what is and is not covered by the advisory fee.

Response: The Fund notes that the reference to “consulting fees” in the Investment Advisory Agreement is actually to “diligence and consulting fees” that the Fund may accrue. While the Fund does not anticipate engaging in such services, such fees would be those received in connection with services provided to the Fund’s investments. Advice provided to investments in the normal course and without a corresponding fee would not be considered “diligence and consulting fees”.

4.	Comment: In Summary of Offering Terms—Investment Strategies, please briefly explain the differences between the types of loans listed (i.e., senior secured loans or mezzanine loans), as they are primary investments of the Fund.

Response: The Fund has revised the Amendment as follows:

The loans to corporate borrowers typically are first lien senior secured loans or junior secured loans with maturities ranging from two years to five years and the loans to special purposes entities typically are senior secured loans or mezzanine loans with maturities ranging from two to three years followed by amortization periods ranging from one year to two years. A lender in a senior secured loan will have a priority secured claim on all or a subset of all tangible and intangible assets of the borrower, including the proceeds of all or a subset of all sales of assets, should the borrower default on its obligations under such senior secured loan. Mezzanine loans are high yield, subordinated debt securities that may be issued together with an equity security (e.g., with attached warrants). The Fund may invest in newly originated loans without limitation.

5.	Comment: In Summary of Offering Terms—Investment Strategies, please explain what “term loans” are.

Response: The Fund has revised the Amendment as follows:

•	loans, including whole loans, term loans (i.e., loans that are generally fully funded at the time of the Fund’s investment and repaid on a specified schedule), delayed draw term loans, revolving loans, senior secured loans, junior secured loans, mezzanine loans, distressed loans and unsecured loans. When the Fund invests in whole loans, it will typically purchase all rights, title and interest in the loans pursuant to a loan purchase agreement directly from the lender or its affiliate[.]
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6.	Comment: In Summary of Offering Terms—Investment Strategies, please disclose in greater detail how the Fund may securitize assets, including the types of assets it may securitize, the types of vehicles the Fund may use to do so (and whether or not these vehicles may be wholly-owned subsidiaries of the Fund), how the Fund will issue securities and what recourse shareholders may have against the Fund’s assets.

Response: The following language under the Summary of Offering Terms – Investment Strategies has been revised as follows:

•	securities issued by special purpose entities and securitization vehicles (“SPVs”), which may include SPVs sponsored by the Fund or third-party lenders/originators. ~~for the purpose of acquiring and holding loans originated or sourced by such lenders and~~ These SPVs would issue ~~issuing~~ securities the payments on which are funded by payments received on such entities’ underlying investments (e.g., whole loans). Such securities may be issued in different tranches of debt and residual equity interests with different rights and preferences. The managers of such SPVs may be entitled to receive management fees, carried interest, or other forms of compensation from investors in such SPVs. Such SPVs may be levered. The Fund will also seek to sell certain of the loans it acquires by pooling them and selling them to such SPVs, whether sponsored by the lending platforms or by third parties when the Fund determines it is favorable to do so. Some securitizations may result in SPVs that are both recourse and non-recourse to the Fund. The Fund may also seek to securitize interests in its investments (e.g., whole loans) through the creation of SPVs that would be wholly-owned subsidiaries of the Fund.

7.	Comment: In Summary of Offering Terms—Investment Strategies, please explain whether the sale of interests by a securitized vehicle involves the issuance of a senior security by the Fund. If so, please explain to us how this issuance would comply with Sections 18(a)(1) and 18(c) of the Investment Company Act of 1940, as amended (the 1940 Act”).

Response: The Fund believes that it would be appropriate to treat senior securities issued by a wholly-owned subsidiary of a registered investment company as a senior security of the parent fund where the subsidiary’s financials statements are consolidated with those of the parent fund and, therefore, the obligation/liability is included as a liability on the parent fund’s consolidated financial statements. With respect to senior securities issued by a securitized vehicle that is a consolidated wholly-owned subsidiary of the Fund, the Fund will comply with Sections 18(a)(1) and 18(c) of the 1940 Act.

Conversely, if (i) the financial statements of a securitized vehicle are not consolidated with the Fund’s financial statements and (ii) any debt issued by any such securitized vehicle is the sole obligation of the securitized vehicle, without any recourse to the Fund’s assets, the Fund believes it is not appropriate to view such indebtedness as a senior security issued by the Fund for purposes of Section 18 of the 1940 Act, as the Fund would not have any obligation with respect to such non-recourse debt.

8.	Comment: Will the Fund be limited in securitizing its assets in its intent to qualify as a RIC? If so, please disclose.

Response: The following disclosure has been added to the Amendment: “In connection with other factors which the Fund will continually review, the Fund’s investment in, origination of and/or securitization of loans may also be limited by the requirements the Fund intends to observe under Subchapter M of the Code, in order to qualify as a RIC.”

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9.	Comment: Please identify the custodian of any SPV holding securitized assets.

Response: As no SPVs that are wholly-owned subsidiaries of the Fund have been formed, the custodian of such vehicles has not yet been determined, though it is anticipated the Fund’s custodian would serve in that role. The Fund confirms that it will disclose the custodian for each SPV that is a wholly-owned subsidiary of the Fund in the Registration Statement once such information becomes available.

10.	Comment: Does the Fund have a policy as to the percent of its portfolio that may invest in sub-prime loans? If so, please disclose.

Response: While the Fund does not have a policy as to the percent of its portfolio that it may invest in sub-prime loans, we note that following disclosure was included in the Summary of Offering Terms—Investment Strategies: “[t]he Fund typically expects to invest in loans that are of prime and near-prime quality at the time of investment.”

11.	Comment: In Summary of Offering Terms—Investment Strategies, it is stated that the Fund may invest in non-traditional credit investments. Please specifically disclose the non-traditional investments that are principal strategies of the Fund.

Response: The referenced disclosure has been removed from the Amendment.

12.	Comment: In Summary of Offering Terms—Periodic Repurchase Offers, the first paragraph states “[s]hareholders may withdraw or modify their requests to tender their Shares for repurchase at any time prior to the Repurchase Request Deadline.” Please disclose in this section, or wherever appropriate, how this withdrawal or modification is done.

Response: The following revision has been made in the Amendment:

“Shareholders may withdraw or modify their requests to tender their Shares for repurchase at any time prior to the Repurchase Request Deadline as described in the relevant Repurchase Offer Notice.”

13.	Comment: The Staff notes that the Expense Limitation Agreement has an initial term ending on July 31, 2026. Please note that in order for the effect of the Expense Limitation Agreement to be included in the fee table, the term of the agreement must be at least one year from the date of effectiveness of the Registration Statement.

Response: The Fund has entered into a new Expense Limitation Agreement (which is filed as an exhibit to the Amendment) that has an initial term ending one year from the date of commencement of operations of the Fund (which is the commencement of investment operations after the effective date of the Registration Statement).

14.	Comment: Footnote 5 to the fee table states “[t]he figure in the fee table is estimated and assumes the Fund borrows for investment purposes an amount equal to 30% of the average net assets in the following 12-month period, and that the average annual cost of borrowings on the amount borrowed is 6.60%.” Are all numbers in the fee table based on the assumption of the 30% borrowing amount? If so, please disclose that assumption in the narrative lead-in the to the fee table.

Response: The Fund confirms that all numbers in the fee table are based on this assumption and has updated to the narrative lead-in to the fee table accordingly.

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15.	Comment: Under Use of Proceeds, the anticipated amount of time that the Fund will invest its proceeds is unclear. It is the view of the Division of Investment Management that, under Sections 8(b)(1) and 13(a) of the 1940 Act, an investment company cannot take more than six months to invest its proceeds. If this period is longer than six months, the Fund would be required to seek shareholder consent to seek a change to the Fund’s investment objective (see Guide 1 to Form N-2). Please disclose if proceeds will be invested in less than six months.

Response: The Amendment has been revised to state that proceeds will be invested in six months or less.

16.	Comment: In Investment Objective and Strategy, it is stated that the Fund may invest in “niche or esoteric debt products”. Please clarify in disclosure what those products are.

Response: The referenced disclosure has been removed from the Amendment.

17.	Comment: Under Risks—Risks Relating to Investment Strategies, Fund Investments and the Fund’s Investment Program—Consumer Loans Risk, it is stated that “[t]he repayment of unsecured consumer loans is dependent upon the ability and willingness of the borrowers to repay.” If the Fund will have significant exposure to buy-now-pay-later-type loans, consider enhancing risk disclosure to address concerns about consumer debt levels, ability to repay, etc.

Response: The Fund has revised the Amendment as follows:

The performance of such investments is~~are~~ affected by, among other things, general economic conditions. Changes in economic conditions have adversely affected the performance and market value of such investments. Consumer loans are susceptible to prepayment risks and default risks. ~~Unsecured consumer loans are not secured by any collateral of the borrowers.~~ The repayment of unsecured consumer loans is dependent upon the ability and willingness of the borrowers to repay. The Fund’s ability to receive payments in connection with the loan depends primarily on the financial condition of the borrower and whether or not a loan is secured by collateral, although there is no assurance that the collateral securing a loan will be sufficient to satisfy the loan obligation. A miscalculation of repayment ability or a material increase in repayment failures on consumer loans, whether due to inflation, macroeconomic uncertainty and downturn, market volatility, or otherwise, may adversely affect the Fund’s investments in consumer loans. In addition, consumers who have purchased products or services using buy-now-pay-later loans on platforms that offer such loans may cease payment on their outstanding balances or request a refund on previous payments if they do not receive the products or services, or change their mind, which would also negatively impact the Fund’s investments in such loans.

18.	Comment: Under Risks, please consider including a real estate risk and commercial real estate risk.

Response: The Fund has included a “Real Estate Investment Risk” in its Statement of Additional Information and believes this disclosure is appropriate.

Accounting Comments

1.	Comment: Please supplementary explain to the Staff how the “Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)” line is reconciled with the impact of the Expense Limitation Agreement. When calculating this total and excluding the expenses listed in the Expense Limitation Agreement, the Staff reached a different total than that listed in the fee table. Please supplementally explain which expenses and amounts have been excluded pursuant to the Expense Limitation Agreement for each share class.
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Response: The fee table has been revised as follows in the Amendment. As shown in footnote 2 and footnote 8, the fee table has been revised to reflect a revised expense limitation amount, a new management fee waiver and the assumption of certain organizational and initial offering expenses of the Fund by the Investment Adviser. As shown below, All Other Expenses equal 1.37%, which are based on estimated amounts for the current fiscal year and partly comprised of the following Excluded Expenses (as defined in the Expense Limitation Agreement): (i) expenses related to data management and financial operations platforms (0.10%), (ii) expenses of valuation services (0.18%) and (iii) deal sourcing, diligent and legal costs (0.03%). All Other Expenses subject to the expense limitation then equal 1.06%. The “Fee Waiver and/or Expense Limitation Agreement” line item then reflects a 0.31% reduction pursuant to the Expense Limitation Agreement (to reach the 0.75% expense limitation), as well as the 0.50% fee waiver discussed in footnote 2. All expenses and related waivers have been allocated across the shares classes on an equal basis.

Shareholder Transaction Expenses	Institutional Class	Class A-1	Class A-2
Maximum Upfront Sales Load (as a percentage of investment amount)(1)	None	3.50%	None

Annual Expenses (as a percentage of the Fund’s net assets)	Institutional Class	Class A-1	Class A-2
Management Fee(2)(8)	1.00%	1.00%	1.00%
Incentive Fee(3)	0.00%	0.00%	0.00%
Distribution and Servicing Fee(4)	None	0.75%	0.75%
Interest Payments on Borrowed Funds(5)	2.87%	2.87%	2.87%
Other Expenses
Loan Servicing Fees(6)	1.01%	1.01%	1.01%
All Other Expenses(7)	1.37%	1.37%	1.37%
Total Annual Expenses	6.25%	7.00%	7.00%
Fee Waiver and/or Expense Reimbursement(8)	(0.81)~~(0.28)~~%	(0.81) ~~(0.28)~~%	(0.81) ~~(0.28)~~%
Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)	5.44~~5.97~~%	6.19~~6.72~~%	6.19~~6.72~~%

1.	Class A-1 Shares may be subject to a sales load of up to 3.50% of the investment amount. The sales load payable by each Shareholder depends upon the amount invested by such Shareholder in Class A-1 Shares. The fee table assumes the maximum sales load is charged. While neither the Fund nor the Distributor impose an initial sales charge on Institutional Class or A-2 Shares, if a Shareholder buys Class A-2 Shares through certain selling agents or financial intermediaries, such selling agent or financial intermediary may directly charge Shareholders transaction or other fees, including upfront placement fee, in such amount as they may determine.

2.	The Fund pays the Investment Adviser a monthly Management Fee at an annual rate of 1.00% of the average daily Net Assets. To the extent the Fund invests any assets in an affiliated investment company,
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the Investment Adviser undertakes to waive a portion of the Management Fee equal to the advisory fee it receives from such affiliated investment company on those assets. The Investment Adviser has contractually agreed to reduce its Advisory Fee to an annual rate of 0.50% for one year from the date of commencement of operations of the Fund (the “Fee Waiver”). This contractual fee reduction is reflected under “ Fee Waiver and/or Expense Reimbursement” below. Unless otherwise extended by agreement between the Fund and the Investment Adviser, the Advisory Fee payable by the Fund after the expiration of the Fee Waiver will be at the annual rate of 1.00%.
3.	The Fund may have investment income that could result in the payment of an Incentive Fee in the first year of investment operations. The Incentive Fee is calculated and payable quarterly in arrears based upon the Fund’s Pre-Incentive Fee Net Investment Income for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s Net Assets, equal to 1.25% per quarter, or an annualized hurdle rate of 5%, subject to a “catch-up” feature. See “Investment Advisory Agreement” for a full explanation of how the Incentive Fee is calculated. As the Fund cannot predict whether it will meet the necessary incentive fee hurdle, the fee table assumes no incentive fee. The actual amount of the Incentive Fee, if any, will vary over time.
4.	Class A-1 and Class A-2 Shares each pay a Distribution and Servicing Fee at an annual rate of 0.75% based on the aggregate Net Assets of the Fund attributable to such class to the Fund’s Distributor. For purposes of determining the Distribution and Servicing Fee, NAV will be calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. Institutional Class Shares are not subject to a Distribution and Servicing Fee.
5.	The Fund may borrow money through a credit facility or other arrangements to achieve its investment objective, including before the Fund has fully invested the proceeds of this continuous offering. To the extent that the Fund borrows funds to make investments, the costs associated with such borrowing will be indirectly borne by Shareholders. The figure in the fee table is estimated and assumes the Fund borrows for investment purposes an amount equal to 30% of the average net assets in the following 12-month period, and that the average annual cost of borrowings on the amount borrowed is 6.60%. The Fund’s ability to incur leverage will depend, in large part, on the amount the Fund is able to raise through the sale of Shares registered in this offering.
6.	“Loan Servicing Fees” are based on estimated amounts to be paid to third-party loan servicers for the current fiscal year.
7.	“All Other Expenses” are based on estimated amounts for the current fiscal year and include, among other things, professional fees and other expenses that the Fund bears, including initial and ongoing offering costs and fees and expenses of the Fund’s Administrator, transfer agent and custodian.
8.	Pursuant to the Expense Limitation Agreement with the Fund, the Investment Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure ~~Other Expenses~~certain annual operating expenses, exclusive of certain “Excluded Expenses” do not exceed ~~0.95~~0.75% of the average daily Net Assets of Institutional Class Shares, Class A-1 Shares, and Class A-2 Shares. “Excluded Expenses” include: (i) the Management Fee; (ii) the Incentive Fee; (iii) any Distribution and Servicing Fee; (iv) all fees and expenses of special purpose entities and securitization vehicles in which the Fund or a subsidiary invests (including management fees, performance-based incentive fees, and administrative service fees); (v) fees payable to third parties in connection with the sourcing or identification of portfolio investments; (vi) acquired fund fees and expenses of the Fund or a subsidiary; (vii) interest payments incurred by the Fund or a subsidiary; (viii) fees and expenses incurred in connection with any credit facilities obtained by the Fund or a subsidiary; (ix) taxes of the Fund or a subsidiary; (x) transactional costs associated with consummated and unconsummated transactions, including legal costs, sourcing fees, servicing fees and brokerage commissions, associated with the acquisition, disposition and maintenance of investments; (xi) fees payable to data management and financial operations platforms used in
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connection with the Fund’s investments; (xii) valuation service providers; and (xiii) extraordinary expenses (expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence). ~~The Fund agrees to repay the Investment Adviser any fees waived under the Expense Limitation Agreement or any Other Expenses the Investment Adviser reimburses in excess of the Expense Limitation Agreement, provided the repayments do not cause the Fund’s Other Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Investment Adviser, whichever is lower. Any such repayments must be made within three years after the month in which the Investment Adviser incurred the expense. The Expense Limitation Agreement has an initial term ending on July 31, 2026, and the Investment Adviser may extend the term for a period of one year on an annual basis. The Expense Limitation Agreement may be terminated by the Board, including a majority of the Independent Trustees. The Expense Limitation Agreement may not be terminated by the Investment Adviser without the consent of the Board, including a majority of the Independent Trustees.~~

In addition, under the Expense Limitation Agreement, the Adviser has agreed that the aggregate organizational and initial offering expenses of the Fund shall be borne by the Adviser until, and only if, the Fund has reached the following thresholds in net assets: $200 million, $300 million, and $400 million; at each threshold, 1/3 of the total amount of the aggregate organizational and initial offering expenses of the Fund shall become an expense obligation of the Fund and the Fund agrees to repay the Adviser such amount. If the Fund does not reach such thresholds in net assets, the organizational and initial offering expenses borne by the Adviser are not subject to repayment from the Fund.

With respect to each class of Shares, the Fund has agreed to repay the Investment Adviser any fees waived or any expenses the Investment Adviser reimburses pursuant to the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause the annual operating expenses for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Investment Adviser, whichever is lower. Any such repayments must be made within three years after the month in which the Investment Adviser incurred the expense. For the avoidance of doubt, this provision applies to both the Expense Limitation and the O&O Limitation.

The Expense Limitation Agreement has an initial term ending one year from the date of commencement of operations of the Fund, and the Investment Adviser may extend the term for a period of one year on an annual basis. The Investment Adviser may not terminate the O&O Limitation without prior approval of the Board and, before the date that is one year from the commencement of operations, the Investment Adviser may not terminate the Expense Limitation without prior approval of the Board.

2.	Comment: In footnote 8 to the fee table, please disclose the list of excluded expenses under the Expense Limitation Agreement so that the footnote language aligns with the language of the Expense Limitation Agreement. Please also align this disclosure to the prior use of the defined term “Other Expenses” in the Summary of Offering Terms.

Response: Footnote 8 has been revised as shown in the above response, and corresponding disclosure changes have been made to the relevant disclosure in the Summary of Offering Terms.

3.	Comment: The Staff notes that the Expense Limitation Agreement expires on July 31, 2026. In order to have the impact of the Expense Limitation Agreement reflected in the fee table, the agreement should expire at least one year from the date of the effectiveness of the registration statement.
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Response: An updated Expense Limitation Agreement has been filed with the Amendment that states that the agreement will expire one year from the date of commencement of operations of the Fund (which will commence after the effectiveness of the Registration Statement). Corresponding disclosure has been revised throughout the Amendment.

4.	Comment: Please align the description of the Expense Limitation Agreement in the notes to the Fund’s seed financial statements with the language of the agreement and the language included in the Registration Statement.

Response: The description of the Expense Limitation Agreement in the notes to the seed financial statements has been aligned to the language of the Expense Limitation Agreement that was currently in effect as of the date of the seed financial statements (June 1, 2025), which was filed as an exhibit to the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement (the “Prior Expense Limitation Agreement”). Following the completion of the seed financial audit, the Fund entered into a new Expense Limitation Agreement, dated July 24, 2025, that has been both filed with and described in the Amendment (the “Current Expense Limitation Agreement”). Given that the Fund’s independent registered public accounting firm’s opinion was issued on July 9, 2025, only the Prior Expense Limitation Agreement, and not the Current Expense Limitation Agreement, is described in the seed financial statements. The Fund confirms that descriptions of agreements included in the notes to the Fund’s financial statements will be consistent with the agreements currently in effect as of the date of such financial statements.

Accounting Comments – Draft Response Letter

1.	Comment: In the Draft Response Letter, there is disclosure that indicates there are various changes being made to the Fund’s expense limitation arrangements – an updated Expense Limitation Agreement, a management fee waiver and a new limitation on organizational and offering expenses (the “O&O Limitation”). Please confirm that the Staff will have an opportunity to review the agreements memorializing all of these arrangements.

Response: The revised Expense Limitation Agreement, which includes the O&O Limitation, and a Management Fee Waiver Agreement are filed as exhibits to the Amendment.

2.	Comment: The Draft Response Letter indicates the Expense Limitation Agreement has been revised to have an initial term ending one year from the date of commencement of operations of the Fund. Please confirm that the “commencement of operations” refers to the commencement of investment operations, given that the seed investment of $100,000 has been made.

Response: The Fund confirms that the one year term will begin upon the commencement of investment operations, which will be no earlier than the effective date of the Registration Statement.

3.	Comment: In the fee table included in the Draft Response Letter, it appears that Loan Servicing Fees are treated as Excluded Expenses. Please confirm the clause of the Expense Limitation Agreement that specifically excludes Loan Servicing Fees.

Response: Loan Servicing Fees are excluded from the expense cap pursuant to romanette (x)“transactional costs associated with consummated and unconsummated transactions, including . . . servicing fees . . . associated with the. . . maintenance of investments.”

4.	Comment: Footnote 7 of the fee table included in the Draft Response Letter indicates that “All Other Expenses” are “based on estimated amounts for the current fiscal year and include . . . initial and
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ongoing offering costs.” Considering the new O&O Limitation, please supplementally disclose what estimate of net proceeds the fee table is based on and explain what estimate for initial organizational and offering costs has been reflected in the fee table.

Response: The fee table assumes $210,000,000 in average net assets for the current fiscal year. The fee table estimates total organizational and offering expenses of $575,000, and, in light of the O&O Limitation and the assumption with respect to assets raised, one third of such figure ($191,667) is included in “Other Expenses” in the table.

5.	Comment: Related to the O&O Limitation, how long does the Fund have to meet these thresholds before organizational and offering expenses will be borne by the Adviser. If it is the standard three years, please add disclosure. If it is more than the standard three years, the Staff would have questions about related accruals.

Response: The O&O Limitation permits recoupment by the Adviser only in the event the repayments by the Fund with respect to any class of Shares do not cause the annual operating expenses for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser, whichever is lower. In addition, any such repayments must be made within three years after the month in which the Adviser incurred the expense. Relevant disclosure has been added in the Amendment.

6.	Comment: Please note that the Staff will recalculate the expense example as part of our review of the Amendment.

Response: The Fund acknowledges the Staff will review the expense example. A draft of the disclosure is set forth below:

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under Annual Expenses remain the same (except that the example incorporates the Fee Waiver and expense reimbursement arrangements from the Expense Limitation Agreement for only the one-year example and the first year of the three-, five- and ten-year examples). The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC and applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund.

Example

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 Class A-1 investment, assuming a 5% annual return:	$94	$225	$351	$644
You would pay the following expenses on a $1,000 Class A-2 investment, assuming a 5% annual return:	$62	$197	$327	$631
You would pay the following expenses on a $1,000 Institutional Class investment, assuming a 5% annual return:	$54	$177	$297	$584
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The Example above is based on the annual fees and expenses set forth on the table above. It should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be greater or less than the hypothetical 5.0% return assumed in the example. A greater rate of return than that used in the Example would increase the dollar amount of the asset-based fees paid by the Fund. In addition to the fees and expenses described above, Shareholders may also be required to pay transaction or other fees charged by selling agents or financial intermediaries on purchases of Class A-2 Shares of the Fund, which are not reflected in the example.

7.	Comment: In the Draft Response Letter, an Expense Limitation Agreement dated July 24, 2025 is referenced. Please supplementally confirm this Expense Limitation Agreement has not yet been filed.

Response: Confirmed. The Expense Limitation Agreement dated July 24, 2025 is filed with the Amendment.

* * * * * *

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If you have any questions, please feel free to contact the undersigned by telephone at (212) 909-3148 (or by email at kim.kaufman@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Kim Kaufman, Esq.
Kim Kaufman, Esq.

cc:	Nicole M. Runyan, P.C., Kirkland & Ellis LLP
Corey A. Issing, Esq., Neuberger Berman Investment Advisers LLC
Christian Sandoe, Securities and Exchange Commission
Jay Williamson, Securities and Exchange Commission
Christina Fettig, Securities and Exchange Commission

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